

August 18, 2020

James V. Caruso
President and Chief Executive Officer
Cellectar Biosciences, Inc.
100 Campus Drive
Florham Park, New Jersey 07932

> **Re: Cellectar Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 11, 2020**
> **File No. 333-244362**

Dear Mr. Caruso:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gregory J. Lynch, Esq.